SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at October 6, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 6, 2004

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 West Pender Street
Vancouver , BC
V6C 2V6
Tel 604-684-6365
Fax 604-684-8092
Toll Free 1 800 667-2114
www.northerndynastyminerals.com

TWO NEW INDEPENDENT DIRECTORS JOIN THE BOARD OF NORTHERN DYNASTY

October 6, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture-NDM; OTC.BB-NDMLF) is pleased to announce the recent appointments of Mr. David Elliott and Mr. Wayne Kirk as Directors of Northern Dynasty.

David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis Missouri in 1999, a company which was involved with food distribution as well as manufacturing and distribution of pet and animal feed. For the past 2 years, he has been working with companies developing e-mail and data management services. Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Wayne Kirk is an attorney and consultant.  He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University.  He was called to the bar in California in 1969.  Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law.  He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until Barrick Gold Corporation's acquisition of Homestake in December 2001.  Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999.  From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.

Northern Dynasty is focused on a rigorous program to advance the Pebble gold-copper-molybdenum project, located in southwestern Alaska. Following third party confirmation of a substantial mineral resource in the Pebble deposit in January 2004, the project began an important transition from exploration to mine planning and permitting. The $33.5 million program, currently underway, encompasses comprehensive drilling to upgrade the Pebble resource to measured and indicated categories, baseline environmental and socioeconomic studies to support state and federal project permit applications, as well as site testing and engineering studies directed toward completion of a bankable feasibility study in 2005.

For further details on Northern Dynasty and the Pebble property please visit the Company's website at www.northerndynastyminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

  /s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.